Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
	2012		2011		2010	2009	2008
RATIO OF EARNINGS TO FIXED CHARGES:
Pre-tax (loss) income from continuing operations before adjustment for income from equity investee	(109,039)		(164,284)		(1,056,850)	52,260	(37,042)

Fixed charges:
Interest expense (a)	217,325		203,971		139,435	106,798	101,132
Interest portion of rent expense (b)	12,791		10,585		9,747	9,316	8,555

Total fixed charges	230,116		214,556		149,182	116,114	109,687

Total earnings (loss)	121,077		50,273		(907,668)	168,374	72,645

Ratio of earnings to fixed charges	.5x		.2x		—	1.4x	0.7x
Ratio of coverage deficiency	(c	)	(c	)	(c )		(c	)

(a)	Interest expense includes the write-off and amortization of deferred financing costs and the write-off and amortization of non-cash discounts associated with our debt issuances.
(b)	Includes approximately one-fourth of the rent expense for each period presented which management believes is a reasonable approximation of the interest componenet of such rentals.
(c)	Due to the loss from continuing operations for the year ended December 31, 2012, 2011, 2010 and 2008, there were insufficient earnings of $109.0 million, $164.3 million, $1.1 billion and $37.0 million, respectively, to cover fixed charges.